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                       [Newspaper Advertisement]

              AN OPEN LETTER TO THE BOARD OF AMERICAN BANKERS
                   FROM CENDANT'S INDEPENDENT DIRECTORS

Misinformation about Cendant Corporation is being spread by AIG in an attempt, we believe, to divert attention from the central issue of VALUE. This is unfortunate, but not surprising, since Cendant's proposal is 23% higher than AIG's offer for ABI.

You say you can't take a position on our higher offer because you lack certain information about Cendant. However, you have entered into a contract with AIG that ABI says precludes it from entering into discussions with any party other than AIG. We believe we can help address your information needs and illuminate the true Cendant record.

o Cendant is a financially strong builder of companies. Our market cap exceeds $30 billion and Wall Street anticipates annualized earnings growth of 20%+ to continue over the next five years. This performance places us in an elite group of U.S. growth companies, including Microsoft, Disney and Intel.

o Cendant's financial strength is rated "A" by three rating agencies, higher than ABI. We are more than able to infuse ABI with appropriate capital for growth. Indeed, ABI's own financial advisor, Salomon Smith Barney, called Cendant's financial position "extraordinary, with strong cash generation." (12/3/97)

o Under its outstanding management team, Cendant's stock has outperformed that of AIG since the IPO of a predecessor company, HFS Incorporated, in 1992. Cendant's market return has grown at a compound annual rate of 45.4% vs. 26.1% for AIG, driven, in part, by Cendant's faster EPS growth of 27.2% CAGR vs. 16.9% for AIG.(1)

o We create jobs. By the end of this year alone, Cendant will add more than 1000 new jobs. We have more than 35,000 employees in over 100 countries. We are committed to maintain ABI's Miami headquarters and increase employment opportunities.

o Cendant's plan for ABI is to maintain its way of doing business and accelerate its growth on a sound financial basis as part of the world's premier direct marketing company. Considerable benefits and sales opportunities would result from combining the direct marketing strengths and distribution channels of Cendant and ABI.

o Our businesses are markedly similar. Indeed, in ABI's 1996 annual report, your management wrote, "Since our inception...as an insurance provider, American Bankers has evolved into a service, processing and distribution company." Your stated strategy seems closer to Cendant's than to AIG's.

We also understand the insurance business. Since 1986, Cendant has been a direct marketer of accidental death and dismemberment insurance. We recently took steps to expand our insurance presence, signing a definitive agreement to acquire Providian Direct, a direct marketer of automobile insurance to consumers in 45 states and the District of Columbia. The addition of Providian --like a combination with ABI--will allow Cendant to capitalize on its direct marketing core capabilities to offer specialized insurance products to many of its 100 million+ annual consumer contacts.

As stockholder fiduciaries, we expect you would want independent confirmation of our record. We refer you to AIG's financial advisor, Goldman, Sachs, which recently (2/5/98) lauded Cendant for creating "one of the best business models we have come across..." Salomon Smith Barney's reports on Cendant have been similarly glowing. We suggest you call your financial advisor.

We, our management team and our advisors stand ready to meet with you and your advisors to provide additional information about Cendant and our proposal. We are certain that with more information, you will agree that Cendant's $58 proposal is clearly superior to AIG's $47 per share offer, and that we are the right partner for American Bankers.


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INDEPENDENT DIRECTORS OF CENDANT CORPORATION:

Bartlett Burnap
Independent Investor, President
Ralph J. Weiler Foundation
President, CIB Associates

Frederick D. Green
President and Chairman
Golf Services, Inc.

Robert E. Nederlander
President
The Nederlander Organization, Inc.

E. John Rosenwald, Jr.
Vice Chairman
The Bear Stearns Companies, Inc.

Robert E. Smith
Partner, Car Component
Technologies, Inc.

Leonard S. Coleman
President
The National League of
Professional Baseball Clubs

Stephen A. Greyser
Richard P. Chapman Professor
of Business Administration
(Marketing/Communications)
Harvard Business School

Burton C. Perfit
Independent Investor

Robert P. Rittereiser
Chairman and Chief Executive Officer
Council Financial Corp.

Craig R. Stapleton
President
Marsh & McLennan Real Estate
Advisors, Inc.

T. Barnes Donnelley
Independent Investor

Dr. Carole G. Hankin
Superintendent of Schools
Syosset, New York

Anthony G. Petrello
President and Chief Operating Officer
Nabors Industries, Inc.

Stanley M. Rumbough, Jr.
Independent Investor

Robert T. Tucker
Attorney at Law

Martin L. Edelman
President
Chartwell Leisure, Inc.

The Rt. Hon. Brian Mulroney, P.C. LLD
Senior Partner
Ogilvy Renault
Prime Minister of Canada, 1984-1993

Robert W. Pittman
President and Chief Operating Officer
America Online Inc.

Leonard Schutzman
Chairman and Chief Executive Officer
Triad Capital Corporation of New York


                              [Cendant Logo]


(1) Stock price adjusted for HFS Incorporated and CUC International converting historical prices to Cendant equivalent prices using a conversion ratio of 2.4031 shares per HFS share in merger creating Cendant.